AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2007

                                   INVESTMENT COMPANY ACT FILE NO. 811-21285
--------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           __________________________

                                 SCHEDULE TO
                        ISSUER TENDER OFFER STATEMENT
                    (PURSUANT TO SECTION 13(E)(1) OF THE
                      SECURITIES EXCHANGE ACT OF 1934)
                              (AMENDMENT NO. 1)

              MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
              ------------------------------------------------
                              (NAME OF ISSUER)

              MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
              ------------------------------------------------
                    (NAMES OF PERSON(S) FILING STATEMENT)

                     LIMITED LIABILITY COMPANY INTERESTS
                     -----------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                    (CUSIP NUMBER OF CLASS OF SECURITIES)
                    -------------------------------------

                             STEVEN ZORIC, ESQ.
              MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                      123 N. WACKER DRIVE, 28[TH] FLOOR
                             CHICAGO, IL  60606
                               (312) 881-6500
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                ____________________________________________

                                 COPIES TO:
                           MICHAEL S CACCESE, ESQ.
               KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                        STATE STREET FINANCIAL CENTER
                             ONE LINCOLN STREET
                              BOSTON, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington Associates Portfolio, LLC (the "Fund") relating to an offer to purchase (the "Offer") up to $17,500,000 of limited liability company interests ("Interests") in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Interests as of June 30, 2007 and originally filed with the Securities and Exchange Commission on May 1, 2007, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on May 31, 2007 (the "Expiration Date"). Pursuant to the Offer, $11,422,837.49 of Interests were tendered and accepted by the Fund, at a net asset value of $1,360.76 as determined as of June 30, 2007.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MAN-GLENWOOD LEXINGTON ASSOCIATES
                                           PORTFOLIO, LLC



                                           By:   /s/ John B. Rowsell
                                                 -------------------
                                                 John B. Rowsell
                                                 PRESIDENT

July 31, 2007